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	November 2, 2007	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 011060-0101

Ms. Patricia P. Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	JohnsonFamily Funds, Inc. Preliminary Proxy Statement on Schedule 14 Filed on October 19, 2007

Dear Ms. Williams:

        On behalf of JohnsonFamily Funds, Inc. (the “Company”), this letter sets forth the responses of the Company to the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced preliminary proxy statement (the “Proxy Statement”). The Company filed the Proxy Statement on October 19, 2007.

        The numbered items set forth below repeat (in bold italics) the comments of the Staff. Following each comment, a response on behalf of the Company is provided in regular type. Capitalized terms in this letter have the meanings assigned to them in the Proxy Statement unless otherwise defined.

Proxy Statement

Introduction

1.    In the section discussing the Transaction and the payment involved, please provide disclosure respecting Section 15(f) of the Investment Company Act of 1940, as amended.

Response: The Company will include in the Proxy Statement a discussion similar to the following, in an appropriate location:

Section 15(f) of the Investment Company Act of 1940, as amended, provides that an investment adviser of a registered investment company (such as Johnson Asset Management) or an affiliated person of such investment adviser (such as Johnson Financial Group) may receive any amount or benefit in connection with a sale of any interest in such investment adviser that results in an “assignment” of an advisory contract (which is the case with respect to the current investment advisory agreements between Johnson Asset Management and the Funds) if the following two conditions are satisfied: (1) for a period of three years after such assignment, at least 75% of the board of directors of the investment company cannot be “interested persons” (as defined in the 1940 Act) of the new investment adviser or its predecessor; and (2) no “unfair burden” (as defined in the 1940 Act) may be imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable to the transaction. The Funds will use their reasonable efforts to comply with the requirements of Section 15(f), and to assure that for a period of three years following consummation of the Transaction at least 75% of the members of the Board are not “interested persons” of Johnson Asset Management or Optique Capital Management. With respect to the other condition, the Board has been advised by Optique Capital Management that it is not aware of any circumstances arising from the Transaction that might result in an unfair burden being imposed on the Funds.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Patricia P. Williams
Securities and Exchange Commission
Division of Investment Management
November 2, 2007
p. 2 of 4

2.    In the section discussing the Transaction and the payment involved, please provide disclosure explaining the earn-out payments.

Response: The Company will include in the Proxy Statement a discussion similar to the following, in an appropriate location:

Johnson Financial Group may also receive earn-out payments under the terms of the stock purchase agreement. Specifically, with respect to each of the one-year periods ending on the first through fourth anniversaries of the closing date of the Transaction, Johnson Financial Group is entitled to earn-out payments based on the amount of management fee revenue accrued to Optique Capital Management during the relevant period, net of any fee reductions or other offsets, that is directly attributable to (1) investment contracts with trust clients of Johnson Bank and (2) assets of the Funds that are derived from Johnson Financial Group or its affiliates. The total amount that Johnson Financial Group may receive pursuant to the earn-out payment is $4,203,000.

        Proposal 1: Approval of New Investment Advisory Contracts - Description of the New Agreement and Comparison of New Agreement and Current Agreement

3.    Please ensure that the disclosure in this section makes it clear that lowering the expense caps does not impact the Funds’ annual operating expenses because the Adviser has voluntarily maintained these same expense caps for the past several years.

Response: The Company will revise this disclosure to make it clear that lowering the expense caps does not impact the Funds’ annual operating expenses because the Adviser has voluntarily maintained these same expense caps for the past several years.

        Proposal 2: Approval of New Sub-Advisory Agreement – Recommendation

4.     This section currently cross-references to a more detailed disclosure regarding the approval of the New Sub-Advisory Agreement under Proposal 1. Please revise this section to provide this detail and delete the cross-reference.

Response: The Company will revise this disclosure to provide the detail about the approval of the New Sub-Advisory Agreement, and will delete the cross-reference.

Ms. Patricia P. Williams
Securities and Exchange Commission
Division of Investment Management
November 2, 2007
p. 3 of 4

Other Matters

5.    Please move the disclosure about shareholders’ ability to request copies of annual and semi-annual reports from the Company to the front of the Proxy Statement.

Response: The Company will move the disclosure about shareholders’ ability to request copies of annual and semi-annual reports from the Company to the front of the Proxy Statement.

* * *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596. As requested, the Company will provide the requested “Tandy” statement prior to filing the definitive Proxy Statement. A form of the “Tandy” statement is attached hereto as Appendix A.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Attachments

cc: Distribution List

Appendix A

[FORM OF “TANDY” STATEMENT]

_______ __, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JohnsonFamily Funds, Inc. Preliminary Proxy Statement on Schedule 14A Filed on October 19, 2007

Ladies and Gentlemen:

        In response to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) commenting on the above-referenced preliminary proxy statement (the “Proxy Statement”), the JohnsonFamily Funds, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the Proxy Statement; and

•	the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours
JOHNSONFAMILY FUNDS, INC.
By:___________________________________